September 23, 2024

Zack Arnold
Chief Executive Officer
Infinity Natural Resources, Inc.
2605 Cranberry Square
Morgantown, WV 26508

        Re: Infinity Natural Resources, Inc.
            Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 9, 2024
            CIK No. 0002029118
Dear Zack Arnold:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 30, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Summary, page 4

1. Please revise your prospectus to define "Enverus" at first usage and to provide the information about Enverus and your agreement that appears in the first two paragraphs of your response to prior comment 5.
 September 23, 2024
Page 2
Prospectus Summary
Summary Reserve, Production and Operating Data
Summary Reserve Data, page 28

2. Please expand the disclosure of your proved reserves to additionally present the proved undeveloped reserves by individual product type. Refer to the disclosure requirements in
       Item 1202(a)(2)(ii) of Regulation S-K.
Business
Reserve Data and Presentation
Proved Undeveloped Reserves, page 113

3. Please further expand your disclosure of the material changes to proved undeveloped reserves during 2023 to explain the positive 1.2 MMBoe revision. Refer to Item 1203(b)
       of Regulation S-K.

       This comment also applies to the positive 1.2 MMBoe revision to previous estimates in total proved reserves on page F-49.

       Additionally, we note your discussion of revisions on page F-14 for the nine months ended September 30, 2023 for both URV and PEO and the discussion on page F-86 for the years ended December 31, 2021 and 2022 identifies two separate and unrelated factors contributing to the change, e.g. upward revisions for prices, partially offset by downward revisions associated with well forecasting. Please expand your discussion to separately quantify each factor, such that the change to the line item is fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Acreage as of December 31, 2023, page 117

4. We note your gross and net acreage table is based on acres by horizon. Please revise your disclosure to present the Company's acreage in terms of surface acreage, so that no acre is duplicated. Refer to the disclosure requirements in Item 1208 of Regulation S-K.
Undeveloped Acreage Expirations as of December 31, 2023, page 117

5. We note your disclosure of 14.6 MBoe of proved undeveloped reserves associated with potentially expiring acreage. Please clarify the units for this volume are MBoe and not MMBoe.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements
Note 1-Basis of Presentation and Description of Transactions, page F-7

6. As stated in your response to prior comment 22, please revise to disclose that Natural
       Resources LLC ("INR Holdings") will be a VIE and you will be the primary beneficiary of INR Holdings. Revise to disclose the basis for consolidation of INR Holdings, specifically the significant judgments and assumptions made in determining that INR
       Holdings must be consolidated and provide the disclosures required by ASC 810-10-50-
       2AA, 2AB and 50-3. Please ensure to include the disclosures here, pages 138, F-19 and F-
       21.
 September 23, 2024
Page 3

Note 4-Transaction Accounting Adjustment, page F-9

7.     We note your response to prior comment 28. Please show us how the adjustment
       discussed in note 4(l) regarding the addition of $0.5 million unrealized gain that was
       previously included in URV   s other comprehensive income is reflected
here and revise
       your disclosures as appropriate.
Notes to Consolidated Financial Statements
Note 15-Supplemental Information on Oil and Natural Gas Producing Activities (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page F-49

8. We note the table presenting the calculation of the standardized measure of discounted future net cash flows at the top of page F-50 appears unchanged. We re-issue the prior comment 37.
Supplementary Oil and Gas Disclosures
Net Proved Developed and Undeveloped Oil and Gas Reserves, page F-107

9. We note the arithmetic summation of the individual line items for proved developed reserves and proved undeveloped reserves presented at December 31, 2020 are inconsistent with the total net proved developed and undeveloped reserves shown in the first line of the table on page F-107. Please revise your disclosure to remove the inconsistence.
Exhibits

10. We note that your response to prior comment 38 suggests in part that the 49% customer is
       "easily replaceable." However, your risk factor disclosure at page 39 indicates: "If this purchaser [is unable to satisfy its] contractual obligations, we may be unable to sell such production to other customers on terms we consider acceptable." Please revise to reconcile these disclosures, and file all material contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.
       Please contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Timothy Levenberg at
202-551-3707 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Matthew R. Pacey, Esq.